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                           July 24, 2020

       Douglas Satzman
       Chief Executive Officer
       XpresSpa Group, Inc.
       254 West 31st Street, 11th Floor
       New York, New York 10001

                                                        Re: XpresSpa Group,
Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed July 17, 2020
                                                            File No. 333-239913

       Dear Mr. Satzman:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact
Katherine Bagley at (202) 551-2545 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Trade & Services
       cc:                                              Daniel A. Bagliebter,
Esq.